SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a price of $8.00 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 9 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph as follows:

“Correspondence with Black Horse Capital Management LLC

On April 20, 2011, the Company received a letter from Black Horse Capital Management LLC (“Black Horse”), a copy of which is attached hereto as Exhibit (e)(15). On April 25, 2011, the Company made a written response to Black Horse, a copy of which is attached hereto as Exhibit (e)(16).”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(15)	Letter from Black Horse Capital Management LLC to Celera Corporation, dated April 19, 2011.

(e)(16)	Letter from Celera Corporation to Black Horse Capital Management LLC, dated April 25, 2011.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 25, 2011

EXHIBIT INDEX

Exhibit No.	Description

(e)(15)	Letter from Black Horse Capital Management LLC to Celera Corporation, dated April 19, 2011.

(e)(16)	Letter from Celera Corporation to Black Horse Capital Management LLC, dated April 25, 2011.